SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Invuity, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46187J 205

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46187J 205

1.	Names of Reporting Persons. Philip M. Sawyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 216,600*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 216,600*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 808,902**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person IN

*	The shares are held by Helix Founders Fund, L.P. (HFF). HFF GP, LLC (HFFGP) is the General Partner of HFF and Helix Ventures, LLC (Helix Ventures) is the management company of HFF. Philip M. Sawyer is a General Partner of Helix Ventures. As a result, and by virtue of the relationships described in this footnote, Mr. Sawyer may be deemed to share beneficial ownership of the shares held by HFF. Mr. Sawyer disclaims beneficial ownership of the shares held by HFF except to the extent of his pecuniary interest therein.
**	Includes 592,302 shares which may be acquired by Philip M. Sawyer pursuant to outstanding stock options exercisable within 60 days of December 31, 2015, of which 442,824 shares are scheduled to be vested as of such date.

Item 1(a) Name of Issuer: Invuity, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices: 440 De Haro Street, San Francisco, CA 94107

Item 2 (a) Name of Person Filing: Philip M. Sawyer

Item 2 (b) Address of Principal Business Office or, if none, Residence: 440 De Haro Street, San Francisco, CA 94107

Item 2 (c) Citizenship: United States of America

Item 2 (d) Title of Class of Securities: Common Stock, $0.001 par value

Item 2 (e) CUSIP Number: 46187J 205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 808,902 shares*

(b)	Percent of class: 5.8%, based on 13,389,358 outstanding shares of Common Stock of the Issuer as of December 31, 2015.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 216,600 shares**

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 216,600 shares**

*	Includes 592,302 shares which may be acquired by Philip M. Sawyer pursuant to outstanding stock options exercisable within 60 days of December 31, 2015, of which 442,824 shares are scheduled to be vested as of such date.
**	The shares are held by Helix Founders Fund, L.P. (HFF). HFF GP, LLC (HFFGP) is the General Partner of HFF and Helix Ventures, LLC (Helix Ventures) is the management company of HFF. Philip M. Sawyer is a General Partner of Helix Ventures. As a result, and by virtue of the relationships described in this footnote, Mr. Sawyer may be deemed to share beneficial ownership of the shares held by HFF. Mr. Sawyer disclaims beneficial ownership of the shares held by HFF except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

/s/ Philip M. Sawyer
Signature

Philip M. Sawyer
Name/Title